UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Introduces Revolutionary Inline SIMS Solution”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2021

NOVA LTD.
(Registrant)
By:	/s/ Dror David
Dror David
Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail: investors@novami.com
Nova Website Link - https://www.novami.com/

Investor Relations Contact:
Miri Segal
MS-IR LLC
Tel: +917-607-8654
E-mail: msegal@ms-ir.com

Nova Introduces Revolutionary Inline SIMS Solution

Rehovot, Israel – December 8, 2021 – Nova (Nasdaq: NVMI) announced today the launch of Nova METRION®, the latest addition to its materials metrology portfolio, targeting  the process control of 3D logic and memory semiconductor devices. The newly introduced technology enables advanced materials profile measurements by bringing secondary ion mass spectrometry (SIMS) into semiconductor production lines. Following multiple tool installations, Nova is expected to recognize revenues from this product in the fourth quarter of 2021.

As the industry increases its reliance on materials engineering to improve performance and scale, there is a greater need to monitor and control advanced materials with accurate repeatability and high precision. Traditionally, SIMS has been used to generate depth profiles of materials composition, exclusively limited to a laboratory environment. With Nova METRION® customers can incorporate SIMS into inline  fabrication nodes, advancing materials process control capabilities that previously weren’t available for high-volume manufacturing.

Nova’s METRION® system is designed from the ground up for high volume manufacturing environment, seamlessly integrating wafer-level analysis into an automated factory workflow and eliminating the need to send wafer coupons to external laboratory. The system comprises a novel detection technology that allows simultaneous acquisition of multiple material species. In combination with advanced ion source and optic components, the system is capable of addressing a wide range of applications. Nova METRION® provides quantitative and actionable results on depth profiling of compositional information with high-depth resolution and precision. This breakthrough technology enables advanced process control of complex and critical multilayer films.

“This latest addition to our growing portfolio of advanced materials metrology solutions further cements our position as a leader in this market and expands our total addressable market,” said Eitan Oppenhaim, President and Chief Executive Officer of Nova. “We continue to bring breakthrough innovations to process control, offering our customers the critical ability to increase yield and shorten time-to-market in the most advanced technology nodes.”

By pressing this link you can watch Dr. Shay Wolfling, Nova’s Chief Technology Officer, presenting the new Nova METRION® - https://www.novami.com/blog/.

About Nova:
Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at Nova Website Link - https://www.novami.com/

Nova is traded on Nasdaq & TASE, Nasdaq ticker symbol NVMI.

Forward looking statement:
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect intellectual property; open-source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty to predict the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.